1934 Act Registration No. 1- 14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2008

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F      ✓            Form 40-F

( Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      ✓

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:            )

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: June 13, 2008	By:	/s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer

News Release

SPIL Board of Directors Unanimously Re-elects Mr. Bough Lin as Chairman

Issued by: Siliconware Precision Industries Co., Ltd.

Issued on: June 13, 2008

Taichung, Taiwan, June 13, 2008–Siliconware Precision Industries Co., Ltd. (“SPIL” or “the Company”) (Taiwan Stock Exchange:2325.TT, NASDAQ:SPIL) today held a meeting of the board of directors (the “Board”), at which the following major resolutions were adopted:

1.	Mr. Bough Lin has been re-elected as the chairman of the Board.

2.	Mr. Jing-Shan Aur, Mr. Ing-Dar Liu and Mrs. Hsiu-Li Liu have been re-appointed as the members of the audit committee of the Board.

About SPIL

Siliconware Precision Industries Ltd. (“SPIL”)( Taiwan Stock Exchange:2325.TT, NASDAQ:SPIL) is a leading provider of comprehensive semiconductor assembly and test services. SPIL is dedicated to meeting all of its customers’ integrated circuit packaging and testing requirements, with turnkey solutions that range from design consultations, modeling and simulations, wafer bumping, wafer probe and sort, package assembly, final test, burn-in, to drop ship. Products include advanced leadframe and substrate packages, which are widely used in personal computers, communications, Internet appliances, cellular phones, digital cameras, cable modems, personal digital assistants and LCD monitors. SPIL supplies services and support to fabless design houses, integrated device manufacturers and wafer foundries globally. For further information, visit SPIL’s web site at www.spil.com.tw.

SPIL Spokesperson

Mr. Byron Chiang, Special Assistant of Chairman Office.

Tel: 886-3-5795678#3671

E-mail: byronc@spil.com.tw

For further information, please contact IR dept.

Ms. Janet Chen

Tel: 886-3-5795678#3675

Fax: 886-3-5795798

E-mail: janet@spil.com.tw